Exhibit 2.3

Description of Common Shares (including related Preferred Stock Purchase Rights)
of
Nordic American Offshore Ltd.

Objects and Powers
As stated in our Memorandum of Continuance, the objects of the Company are unrestricted and it has the capacity, rights, powers and privileges of a natural person. The Bye-laws do not impose any limitations on the ownership rights of our shareholders.
Authorized capitalization
Under our Memorandum of Continuance our authorized share capital consists of 35,000,000 common shares, par value $0.10 per share, of which 18,740,671 common shares are issued and outstanding and 19,015,123 are issued, as of the date of this annual report, and 50,000,000 preferred shares, par value $0.01 per share, of which none are issued and outstanding as of the date of this annual report. We have 274,452 treasury shares as of the date of this annual report.
Common shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.  Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Preferred shares
The Bye-laws authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Shareholders Rights Agreement
On December 21, 2018, our Board of Directors authorized and declared a dividend of one preferred share purchase right, or a Right, for each of the Company's common shares, par value $0.10 per share, and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement, dated as of December 21, 2018, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent, or Computershare.  The dividend was payable on December 31, 2018 to the shareholders of record on such date.
The Board of Directors has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common shares of the Company without the approval of the Board of Directors.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors.
A summary of the Rights Agreement is included below. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the Commission on December 21, 2018 , as amended by Amendment No. 1 to the Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the Commission on February 15, 2019, each of which are incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibits.
The Rights.  The Rights will initially trade with, and will be inseparable from, the Company's common shares.  The Rights are evidenced only by certificates that represent common shares.  New Rights will accompany any new common share of the Company issued after December 31, 2018 until the Distribution Date described below.

Exercise Price.  Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share, or a Preferred Share, for $10.00, or the Exercise Price, once the Rights become exercisable.  Following the effectiveness of our one-for-ten reverse stock split on January 28, 2019, the Exercise Price was automatically increased to $100.00. This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one common share.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding common shares. Under the terms of the Rights Agreement, SOI and its affiliates will not become an Acquiring Person under any circumstances and Mackenzie Financial Corporation will not become an Acquiring Person for so long as it beneficially owns less than 20% of the Company's outstanding common shares.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially owned 15% or more of the Company's outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of common shares equivalent to the economic exposure created by the derivative position, to the extent actual common shares of the Company are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.
The date when the Rights become exercisable is the "Distribution Date." Until that date, the common share certificates will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights.  After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares.  Any Rights held by an Acquiring Person are void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase the Company's common shares with a market value of $200.00, based on the market price of the common shares prior to such acquisition.

•
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the acquiring corporation with a market value of $200.00, based on the market price of the acquiring corporation's stock prior to such transaction.

•
Notional Shares.  Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.
Each one one-thousandth of a Preferred Share, if issued:
•	will not be redeemable;
•
entitles holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on Common Shares since the immediately preceding quarterly dividend payment date; and

•	entitles holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth interest in a Preferred Share should approximate the value of one common share.

Expiration.  The Rights expire on the earliest of (i) December 21, 2028; or (ii) the redemption or exchange of the Rights, as described below.
Redemption.  The Board of Directors may redeem the Rights for $0.10 per Right under certain circumstances.  If the Board of Directors redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.10 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of its common shares.
Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares of the Company, the Board of Directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions.  The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common shares.  No adjustments to the Exercise Price of less than 1% will be made.
Amendments.  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Directors
Our directors are elected by a simple majority of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting.
The Bye-laws require our Board of Directors to consist of at least one member. Our Board of Directors currently consists of six members. The Bye-laws may be amended by a simple majority of the votes cast by shareholders entitled to vote.
Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal, or the earlier termination of his or her term of office.  Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.
Shareholder meetings
Under the Bye-laws, annual general meetings of the shareholders will be held at a time and place selected by our Board of Directors and special general meetings may be called at any time by our Board of Directors, provided that at least five days' notice is given of a meeting (other than an adjourned meeting), as required by the Companies Act, unless shorter notice is agreed by all shareholders entitled to attend and vote at an annual general meeting or by those shareholders holding not less than 95% of the nominal value of the shares giving a right to attend and vote at a special general meeting. The meetings are held in or outside of Bermuda. Our Board of Directors may fix any date as the record date for the purpose of identifying the persons entitled to receive notices of any general meeting. Any such record date may be on or at any time before or after any date on which such notice is dispatched.   One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters' rights of appraisal and payment
Under the Companies Act, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the special general meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholders' derivative actions

Under the Companies Act, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on liability and indemnification of officers and directors
The Companies Act authorizes companies to limit or eliminate the personal liability of directors and officers to companies and their shareholders for monetary damages for breaches of directors' fiduciary duties. The Bye-laws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
The limitation of liability and indemnification provisions in the Bye-laws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, shareholders' investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover effect of certain provisions of the Bye-laws
Several provisions of the Bye-laws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank check preferred shares
Under the terms of the Bye-laws, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 blank check preferred shares.  Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.
Election and removal of directors
The Bye-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. The Bye-laws also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding common shares entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited actions by shareholders
The Bye-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special general meeting of the Company or by the unanimous written resolution of our shareholders.  The Bye-laws provide that, save for the ability of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right of voting at general meetings of the Company to requisition the Board of Directors to convene a special general meeting, as set out in the Companies Act, only our Board of Directors may call special general meetings of the Company and the business transacted at the special general meeting is limited to the purposes stated in the notice.  Accordingly, save in the circumstances described above, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual general meeting of the Company.
Advance notice requirements for shareholder proposals and director nominations
The Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of the shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our registered office not less than 120 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual general meeting of shareholders. The Bye-laws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual general meeting of the Company or make nominations for directors at an annual general meeting of the shareholders.

Classified Board of Directors
As described above, the Bye-laws provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class.  Accordingly, approximately one-third of our Board of Directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Business combinations
Although the Companies Act does not contain specific provisions regarding "business combinations" between companies incorporated under the laws of Bermuda and "interested shareholders," we have included these provisions in our Bye-laws.  Specifically, our Bye-laws prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or
•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:
•	certain amalgamations, mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;

•	certain transactions that result in the issuance or transfer by us of any shares of ours to the interested shareholder;
•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of the Bye-laws do not apply to a business combination if:
•	before a person became an interested shareholder, our Board of Directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our IPO;

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated Bye-laws which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.  The proposed transactions referred to in the preceding sentence are limited to:

o	an amalgamation, merger or consolidation involving us (except for an amalgamation or merger in respect of which, pursuant to the Companies Act, no vote of our shareholders is required);
o
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of our assets or those of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

o	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.
Dividend Reinvestment and Direct Stock Purchase Plan
We have a Dividend Reinvestment and Direct Stock Purchase Plan, or the Plan to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments. As at December 31, 2018 and as of the date of this annual report, no new shares were issued pursuant to the Plan.
Listing
Our common shares are listed on the NYSE under the symbol "NAO."
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.